Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Nine Months Ended September 30, 2010
Income from Continuing Operations Before Taxes	$359.4
Add:
One-third of rents	6.3
Interest on long-term debt and short-term borrowings	74.1
Interest capitalized, net of amortization	1.6

Earnings from Continuing Operations	$441.4

Fixed charges:
One-third of rents	$6.3
Interest on long-term debt and short-term borrowings	74.1
Interest capitalized	5.8

Fixed Charges from Continuing Operations	$86.2

Ratio of Earnings to Fixed Charges from Continuing Operations	5.1

For purposes of computing this ratio, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and interest capitalized, net of amortization.  “Fixed charges” consist of one-third of rents, interest expense and interest capitalized.